UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
April 25, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On April 25, 2008, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the first quarter ended March 31, 2008. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	News Release issued April 25, 2008

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>April 28, 2008</u>

City Holding Company

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
April 25, 2008

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Record Quarterly Earnings Per Share

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.5 billion bank holding company headquartered in Charleston, today announced record net income per diluted share for the first quarter of $0.80 compared to $0.76 per diluted share in the first quarter of 2007, or a 5.3% increase. Net income for the first quarter of 2008 was $13.0 million, a decrease of 1.5% from $13.2 million in the first quarter of 2007. For the first quarter of 2008, the Company achieved a return on assets of 2.09%, a return on tangible equity of 21.6%, a net interest margin of 4.40%, and an efficiency ratio of 48.2%. This compares with a return on assets of 2.10%, a return on equity of 21.2%, a net interest margin of 4.41%, and an efficiency ratio of 44.9% for the comparable period of 2007.

As previously announced during the first quarter of 2008, the Company recognized a $3.3 million gain as a result of the partial redemption of its equity interest in Visa, Inc. ("Visa"). In addition, the Company incurred charges of $1.2 million for the early redemption of all of the Company's outstanding 9.15% trust preferred securities in the amount of $16.0 million.

Net Interest Income

The Company's tax equivalent net interest income decreased $0.6 million, or 2.2%, from $24.7 million during the first quarter of 2007 to $24.1 million during the first quarter of 2008. This decrease is primarily attributable to two factors. First, the Company experienced a decrease of $0.2 million in interest income from previously securitized loans in the first quarter of 2008 as compared to the first quarter of 2007 as the average balance of these loans decreased 55.3%. The decrease in average balances was partially mitigated by an increase in the yield on these loans from 49.5% for the first quarter of 2007 and 93.2% for the fourth quarter of 2007 to 98.8% for the first quarter of 2008 (see Previously Securitized Loans). The remaining decrease in net interest income of $0.4 million occurred as interest income from loans (excluding Previously Securitized loans) and investments decreased more quickly than the interest expense on deposits and other interest-bearing liabilities. The Company's net interest margin was 4.40% in the first quarter of 2008 as compared to 4.41% in the first quarter of 2007. Excluding the previously securitized loans, the Company's net interest margin decreased 3 basis points from 4.18% during the first quarter of 2007 to 4.15% for the first quarter of 2008.

Credit Quality

At March 31, 2008, the Allowance for Loan Losses ("ALLL") was $18.6 million or 1.09% of total loans outstanding and 114% of non-performing loans compared to $16.1 million or 0.95% of loans outstanding and 236% of non-performing loans at March 31, 2007, and $17.6 million or 1.00% of loans outstanding and 103% of non-performing loans at December 31, 2007.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.6 million in the first quarter of 2008 compared to $0.9 million for the comparable period in 2007 and $1.65 million in the fourth quarter of 2007. The provision for loan losses recorded during the first quarter of 2008 reflects the difficulties of certain commercial borrowers of the Company during the quarter, the downgrade of their related credits, and management's assessment of the impact of these difficulties on the ultimate collectability of the loans. Changes in the amount of the provision and related allowance are based on the Company's detailed methodology and are directionally consistent with growth and changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

The Company's ratio of non-performing assets to total loans and other real estate owned increased slightly from 1.20% at December 31, 2007 to 1.21% at March 31, 2008. Based on our analysis, the Company believes that the reserves allocated to the substandard and nonperforming loans after considering the value of the collateral securing such loans are adequate to cover losses that may result from these loans. The Company's ratio of non-performing assets to total loans and other real estate owned is 26 basis points lower than that of our peer group (bank holding companies with total assets between $1 and $5 billion), which reported average non-performing assets as a percentage of loans and other real estate owned of 1.47% for the most recently reported quarter ended December 31, 2007.

The Company had net charge-offs of $0.6 million for the first quarter of 2008. Net charge-offs on commercial and residential loans were $0.4 and $0.2 million, respectively, for the first quarter. Charge-offs for commercial loans were primarily related to a specific credit that had been appropriately considered in establishing the allowance for loans losses in prior periods.

Non-interest Income

During the first quarter of 2008, the Company recognized a $3.3 million gain in connection with Visa's successful initial public offering ("IPO") completed in March 2008. The Company received approximately $2.3 million on the partial redemption of its equity interest in Visa. The Company's remaining Class B shares will be converted to Class A shares on the third anniversary of Visa's IPO or upon Visa's settlement of certain litigation matters, whichever is later. The unconverted Class B shares are not reflected in the Company's balance sheet at March 31, 2008 as the Company has no historical basis in these shares. Visa also escrowed a portion of the proceeds from the IPO to satisfy approximately $1.0 million of liabilities

-4-

that represented the Company's proportionate share of legal judgments and settlements related to Visa litigation with American Express and Discover Financial Services.

Exclusive of investment gains, the gain from the Visa IPO, and the gain from the sale of the Company's merchant credit card portfolio in the first quarter of 2007, non-interest income increased $0.8 million to $13.7 million in the first quarter of 2008 as compared to $12.9 million in the first quarter of 2007. The largest source of non-interest income is service charges from depository accounts, which increased $0.9 million, or 9.2%, from $10.1 million during the first quarter of 2007 to $11.0 million during the first quarter of 2008.

Non-interest Expenses

During the first quarter of 2008, the Company fully redeemed $16.0 million of 9.15% trust preferred securities that had been issued in 1998. As a result of this redemption, the Company incurred charges of $1.2 million to fully amortize issuance costs incurred in 1998 and for the early redemption premium. Excluding the loss on the early redemption of the trust preferred securities, non-interest expenses increased $1.1 million from $17.6 million in the first quarter of 2007 to $18.7 million in the first quarter of 2008. Salaries and employee benefits increased $0.3 million, or 3.4%, from the first quarter of 2007 due in part to additional staffing for new retail locations. Other expenses also include increased charitable contributions of approximately $0.5 million. The Company anticipates charitable contributions of up to an additional $0.5 million during the remainder of 2008. This increase in charitable contributions for 2008 reflects the Company's exceptionally strong financial performance between 2002 and 2007. This special charitable giving for 2008, which is above normal levels, is given in appreciation of our employees who have led City to the pinnacle of financial performance during that period and our loyal customers throughout each community in which we operate.

Balance Sheet Trends

As compared to December 31, 2007, loans have decreased $62.2 million (3.5%) at March 31, 2008 due to decreases in loans to depository institutions of $60.0 million (100.0%), commercial loans of $8.3 million (1.2%), installment loans of $2.7 million (5.6%), and previously securitized loans of $0.9 million (12.6%). These decreases were partially offset by increases in home equity loans of $6.2 million (1.8%) and residential real estate loans of $3.5 million (0.6%).

Total average depository balances increased $36.5 million, or 1.8%, from the quarter ended December 31, 2007 to the quarter ended March 31, 2008. This growth was primarily in savings and time deposits, which have increased $13.6 million and $11.9 million, respectively.

During the first quarter of 2008, the Company completed a private placement of $16.0 million trust preferred securities through its City Holding Capital Trust III subsidiary. Distributions on the Trust Preferred Securities are cumulative and will be payable quarterly at an interest rate of 3.50% over the three-month LIBOR Rate, reset quarterly.

Interest payments are due in March, June, September, and December. The securities mature in 30 years and are redeemable at par by the Company after five years. The proceeds of the capital securities were used to fund the redemption of all the Company's outstanding 9.15% trust preferred securities in the amount of $16.0 million during the first quarter.

Income Tax Expense

The Company's effective income tax rate for the first quarter of 2008 was 33.0% compared to 33.6% for the year ended December 31 2007 and 34.8% for the quarter ended March 31, 2007. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2008.

Previously Securitized Loans

At March 31, 2008, the Company reported "Previously Securitized Loans" of $6.0 million compared to $6.9 million at December 31, 2007 and $12.7 million at March 31, 2007, respectively, representing a decrease of 12.6% and 52.7%, respectively. The yield on the previously securitized loans was 98.8% for the quarter ended March 31, 2008, compared to 93.2% for the quarter ended December 31, 2007, and 49.5% for the quarter ended March 31, 2007. The yield on the previously securitized loans has increased due to improved cash flows as net default rates have been less than previously estimated. The default rates have decreased as a result of the Company's assumption of the servicing of all of the pool balances during the second quarter of 2005. Subsequent to our assumption of the servicing of these loans, the Company has averaged net recoveries, but does not believe that continued net recoveries can be sustained indefinitely.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 84.5% and the loan to asset ratio was 67.5% at March 31, 2008. The Company maintained investment securities totaling 19.7% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 43.3% of assets at March 31, 2008. Time deposits fund 36.7% of assets at March 31, 2008, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. With respect to regulatory capital, at March 31, 2008, the Company's Leverage Ratio is 10.47%, the Tier I Capital ratio is 13.96%, and the Total Risk-Based Capital ratio is 14.97%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On February 27, 2008 the Board approved a 10% increase in the quarterly cash dividend to 34 cents per share payable April 30, 2008 to shareholders of record as of April 15, 2008. During the quarter ended March 31, 2008, the Company repurchased 104,960 common shares at a weighted average price of $35.37 as part of a one million share repurchase plan authorized by the Board of Directors in August 2007. The Company's tangible equity ratio was 10.0% at March 31, 2008 compared with a tangible equity ratio of 9.7% at December 31,

2007.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 69 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended March 31,		Percent Change
	2008	2007	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 24,133	$ 24,671	(2.18)%
Net Income	13,038	13,231	(1.46)%
Earnings per Basic Share	0.81	0.76	6.58%
Earnings per Diluted Share	0.80	0.76	5.26%
Key Ratios (percent):			
Return on Average Assets	2.09%	2.10%	(0.54)%
Return on Average Tangible Equity	21.55%	21.15%	1.92%
Net Interest Margin	4.40%	4.41%	(0.21)%
Efficiency Ratio	48.17%	44.93%	7.21%
Average Shareholders' Equity to Average Assets	12.03%	12.27%	(1.99)%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.96%	15.31%	(8.82)%
Total	14.97%	16.25%	(7.88)%
Tangible Equity to Tangible Assets	10.00%	9.79%	2.23%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.34	$ 0.31	9.68%
Book Value per Share	18.92	17.62	7.40%
Tangible Book Value per Share	15.32	14.21	7.79%
Market Value per Share:			
High	41.37	41.54	(0.41)%
Low	32.51	38.04	(14.54)%
End of Period	39.90	40.45	(1.36)%
Price/Earnings Ratio (b)	12.31	13.31	(7.45)%

(a) March 31, 2008 risk-based capital ratios are estimated
(b) March 31, 2008 price/earnings ratio computed based on annualized first quarter 2008 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

	Book Value per Share				Market Price Range per Share	
	March 31	June 30	September 30	December 31	Low	High
2004	$ 12.09	$ 11.89	$ 12.70	$ 13.03	$ 27.30	$ 37.58
2005	13.20	15.56	15.99	16.14	27.57	39.21
2006	16.17	16.17	16.99	17.46	34.53	41.87
2007	17.62	17.40	17.68	18.14	31.16	41.54
2008	18.92				32.51	41.37

Earnings per Basic Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2004	$ 0.66	$ 0.80	$ 0.66	$ 0.67	$ 2.79
2005	0.70	0.72	0.73	0.72	2.87
2006	0.71	0.78	0.78	0.74	3.00
2007	0.76	0.72	0.76	0.78	3.02
2008	0.81				0.81

Earnings per Diluted Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2004	$ 0.65	$ 0.79	$ 0.65	$ 0.66	$ 2.75
2005	0.69	0.71	0.72	0.72	2.84
2006	0.71	0.77	0.77	0.74	2.99
2007	0.76	0.72	0.76	0.78	3.01
2008	0.80				0.80

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended March 31, | |
	2008	2007
Interest Income		
Interest and fees on loans	$ 30,992	$ 31,464
Interest on investment securities:		
Taxable	6,064	6,933
Tax-exempt	399	427
Interest on deposits in depository institutions	65	117
Interest on federal funds sold	-	257
Total Interest Income	37,520	39,198
Interest Expense		
Interest on deposits	12,015	12,712
Interest on short-term borrowings	1,145	1,513
Interest on long-term debt	441	531
Total Interest Expense	13,601	14,756
Net Interest Income	23,919	24,442
Provision for loan losses	1,600	900
Net Interest Income After Provision for Loan Losses	22,319	23,542
Non-Interest Income		
Investment securities gains	2	-
Service charges	10,991	10,063
Insurance commissions	1,038	1,012
Trust and investment management fee income	632	568
Bank owned life insurance	676	696
Gain on sale of credit card merchant agreements	-	1,500
VISA IPO Gain	3,289	-
Other income	407	532
Total Non-Interest Income	17,035	14,371
Non-Interest Expense		
Salaries and employee benefits	9,363	9,057
Occupancy and equipment	1,597	1,637
Depreciation	1,133	1,070
Professional fees	367	403
Postage, delivery, and statement mailings	654	777
Advertising	617	852
Telecommunications	418	455
Bankcard expenses	621	518
Insurance and regulatory	338	385
Office supplies	457	455
Repossessed asset losses (gains), net of expenses	32	(14)
Loss on early extinguishment of debt	1,208	-
Other expenses	3,094	2,021
Total Non-Interest Expense	19,899	17,616
Income Before Income Taxes	19,455	20,297
Income tax expense	6,417	7,066
Net Income	$ 13,038	$ 13,231
Basic earnings per share	$ 0.81	$ 0.76
Diluted earnings per share	$ 0.80	$ 0.76
Average Common Shares Outstanding:		
Basic	16,147	17,369
Diluted	16,205	17,424

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	March 31, 2008	March 31, 2007
Balance at January 1	$ 293,994	$ 305,307
Cumulative effect of adopting FIN 48	-	(125)
Net income	13,038	13,231
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	1,748	723
Change in unrealized gain on interest rate floors	4,899	122
Cash dividends declared ($0.34/share)	(5,476)	-
Cash dividends declared ($0.31/share)	-	(5,342)
Issuance of stock award shares, net	273	264
Exercise of 5,700 stock options	76	-
Exercise of 5,300 stock options	-	82
Excess tax benefits on stock compensation	6	-
Purchase of 104,960 common shares of treasury	(3,717)	-
Purchase of 274,300 common shares of treasury	-	(10,908)
Balance at March 31	$ 304,841	$ 303,354

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

					Quarter Ended					
		March 31 2008		Dec. 31 2007		Sept. 30 2007		June 30 2007		March 31 2007
Interest income	$	37,520	$	38,989	$	39,597	$	39,530	$	39,198
Taxable equivalent adjustment		214		226		224		231		230
Interest income (FTE)		37,734		39,215		39,821		39,761		39,428
Interest expense		13,601		14,950		15,374		15,196		14,756
Net interest income		24,133		24,265		24,447		24,565		24,672
Provision for loan losses		1,600		1,650		1,200		1,600		900
Net interest income after provision										
for loan losses		22,533		22,615		23,247		22,965		23,772
Noninterest income		17,035		14,281		13,814		13,689		14,371
Noninterest expense		19,899		17,861		18,031		17,525		17,616
Income before income taxes		19,669		19,035		19,030		19,129		20,527
Income tax expense		6,417		6,051		6,092		6,576		7,066
Taxable equivalent adjustment		214		226		224		231		230
Net income	$	13,038	$	12,758	$	12,714	$	12,322	$	13,231
Basic earnings per share	$	0.81	$	0.78	$	0.76	$	0.72	$	0.76
Diluted earnings per share		0.80		0.78		0.76		0.72		0.76
Cash dividends declared per share		0.34		0.31		0.31		0.31		0.31
Average Common Share (000s):										
Outstanding		16,147		16,359		16,714		17,100		17,369
Diluted		16,205		16,414		16,767		17,158		17,424
Net Interest Margin		4.40%		4.32%		4.32%		4.32%		4.41%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

	March 31 2008		Dec. 31 2007		Quarter Ended Sept. 30 2007		June 30 2007		Mar 31 2007
Non-Interest Income:									
Service charges	$	10,991	$	11,735	$	11,192	$	11,426	$	10,063
Insurance commissions		1,038		1,119		1,127		832		1,012
Trust and investment management fee income		632		514		523		437		568
Bank owned life insurance		676		600		596		585		696
Other income		407		312		377		364		532
Subtotal		13,744		14,280		13,815		13,644		12,871
Investment securities gains (losses)		2		1		(1)		45		-
VISA IPO Gain		3,289		-		-		-		-
Gain on sale of credit card merchant agreements		-		-		-		-		1,500
Total Non-Interest Income	$	17,035	$	14,281	$	13,814	$	13,689	$	14,371
Non-Interest Expense:									
Salaries and employee benefits	$	9,363	$	8,759	$	9,307	$	8,912	$	9,057
Occupancy and equipment		1,597		1,604		1,600		1,525		1,637
Depreciation		1,133		1,133		1,160		1,109		1,070
Professional fees		367		424		416		385		403
Postage, delivery, and statement mailings		654		601		641		569		777
Advertising		617		590		801		880		852
Telecommunications		418		456		438		460		455
Bankcard expenses		621		617		623		597		518
Insurance and regulatory		338		422		364		383		385
Office supplies		457		469		472		442		455
Repossessed asset losses (gains), net of expenses		32		(105)		(47)		9		(14)
Loss on early extinguishment of debt		1,208		-		-		-		-
Other expenses		3,094		2,891		2,256		2,254		2,021
Total Non-Interest Expense	$	19,899	$	17,861	$	18,031	$	17,525	$	17,616
Employees (Full Time Equivalent)		821		811		808		807		791
Branch Locations		69		69		68		68		68

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	March 31 2008	December 31 2007
	(Unaudited)	
Assets		
Cash and due from banks	$ 65,705	$ 64,726
Interest-bearing deposits in depository institutions	11,252	9,792
Cash and cash equivalents	76,957	74,518
Investment securities available-for-sale, at fair value	464,215	382,098
Investment securities held-to-maturity, at amortized cost	33,748	34,918
Total investment securities	497,963	417,016
Gross loans	1,704,800	1,767,021
Allowance for loan losses	(18,567)	(17,581)
Net loans	1,686,233	1,749,440
Bank owned life insurance	68,143	64,467
Premises and equipment	54,144	54,635
Accrued interest receivable	10,562	11,254
Net deferred tax assets	16,019	20,633
Intangible assets	58,065	58,238
Other assets	56,842	32,566
Total Assets	$ 2,524,928	$ 2,482,767
Liabilities		
Deposits:		
Noninterest-bearing	$ 310,646	$ 314,231
Interest-bearing:		
Demand deposits	420,328	397,510
Savings deposits	362,041	350,607
Time deposits	925,630	927,733
Total deposits	2,018,645	1,990,081
Short-term borrowings	139,378	161,916
Long-term debt	21,425	4,973
Other liabilities	40,639	31,803
Total Liabilities	2,220,087	2,188,773
Stockholders' Equity		
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-	-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;		
18,499,282 shares issued at March 31, 2008 and December 31, 2007		
less 2,383,242 and 2,292,357 shares in treasury, respectively	46,249	46,249
Capital surplus	103,276	103,390
Retained earnings	231,948	224,386
Cost of common stock in treasury	(83,912)	(80,664)
Accumulated other comprehensive income:		
Unrealized loss on securities available-for-sale	(35)	(1,783)
Unrealized gain on derivative instruments	9,289	4,390
Underfunded pension liability	(1,974)	(1,974)
Total Accumulated Other Comprehensive Income	7,280	633
Total Stockholders' Equity	304,841	293,994
Total Liabilities and Stockholders' Equity	$ 2,524,928	$ 2,482,767

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	March 31 2008		Dec 31 2007		Sept 30 2007		June 30 2007		March 31 2007
Residential real estate	$ 605,579	$	602,057	$	600,094	$	601,045	$	596,412
Home equity	347,986		341,818		338,161		330,203		324,653
Commercial, financial, and agriculture	699,653		707,987		666,960		681,388		663,183
Loans to depository institutions	-		60,000		60,000		60,000		50,000
Installment loans to individuals	45,557		48,267		46,244		47,397		44,756
Previously securitized loans	6,025		6,892		8,317		10,321		12,744
Gross Loans	$ 1,704,800	$	1,767,021	$	1,719,776	$	1,730,354	$	1,691,748

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)		Annualized Interest Income (a)	Effective Annualized Yield (a)
2007	$	6.9	$ 7.3	69%
2008		4.8	5.7	98%
2009		3.5	4.1	98%
2010		3.0	3.2	98%
2011		2.4	2.7	98%

a - 2007 amounts are based on actual results. 2008 amounts are based on actual results through March 31, 2008 and estimated amounts for the remainder of the year. 2009, 2010, and 2011 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | Three Months Ended March 31, | | | | | |
| | 2008 | | | 2007 | | |
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 601,600	$ 9,886	6.61%	$ 594,504	$ 8,854	6.04%
Home equity	343,658	5,912	6.92%	322,647	6,242	7.85%
Commercial, financial, and agriculture	700,155	12,234	7.03%	667,073	12,689	7.71%
Loans to depository institutions	4,670	35	3.01%	49,444	654	5.36%
Installment loans to individuals	47,629	1,346	11.37%	42,903	1,269	12.00%
Previously securitized loans	6,421	1,578	98.84%	14,375	1,756	49.54%
Total loans	1,704,133	30,991	7.31%	1,690,946	31,464	7.55%
Securities:						
Taxable	455,663	6,064	5.35%	505,585	6,933	5.56%
Tax-exempt	37,723	614	6.55%	40,413	658	6.60%
Total securities	493,386	6,678	5.44%	545,998	7,591	5.64%
Deposits in depository institutions	8,697	65	3.01%	13,033	117	3.64%
Federal funds sold	-	-	-	19,533	256	5.32%
Total interest-earning assets	2,206,216	37,734	6.88%	2,269,510	39,428	7.05%
Cash and due from banks	65,442			50,129		
Bank premises and equipment	54,709			44,968		
Other assets	186,273			169,046		
Less: Allowance for loan losses	(17,837)			(15,636)		
Total assets	$ 2,494,803			$ 2,518,017		
Liabilities:						
Interest-bearing demand deposits	409,745	712	0.70%	430,201	1,332	1.26%
Savings deposits	360,587	1,104	1.23%	330,023	1,307	1.61%
Time deposits	933,502	10,199	4.39%	921,937	10,074	4.43%
Short-term borrowings	127,793	1,145	3.60%	146,455	1,512	4.19%
Long-term debt	22,505	441	7.88%	32,434	532	6.65%
Total interest-bearing liabilities	1,854,132	13,601	2.95%	1,861,050	14,757	3.22%
Noninterest-bearing demand deposits	311,885			316,716		
Other liabilities	28,770			31,234		
Stockholders' equity	300,016			309,017		
Total liabilities and stockholders' equity	$ 2,494,803			$ 2,518,017		
Net interest income		$ 24,133			$ 24,671	
Net yield on earning assets			4.40%			4.41%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	March 31 2008 (a)		Dec 31 2007		Sept 30 2007		June 30 2007		March 31 2007
Tier I Capital:									
Stockholders' equity	$	304,841	$	293,994	$	291,720	$	294,783	$	303,354
Goodwill and other intangibles		(58,065)		(58,238)		(58,328)		(58,504)		(58,681)
Accumulated other comprehensive (income) loss		(7,280)		(633)		4,396		8,647		2,014
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized Loss on AFS securities		(275)		(247)		(94)		(97)		-
Excess deferred tax assets		-		-		-		(342)		-
Total tier I capital	$	255,221	$	250,876	$	253,694	$	260,486	$	262,374
Total Risk-Based Capital:									
Tier I capital	$	255,221	$	250,876	$	253,694	$	260,486	$	262,687
Qualifying allowance for loan losses		18,567		17,581		16,980		16,616		16,082
Total risk-based capital	$	273,788	$	268,457	$	270,674	$	277,102	$	278,456
Net risk-weighted assets	$	1,828,559	$	1,776,158	$	1,709,486	$	1,719,540	$	1,715,664
Ratios:									
Average stockholders' equity to average assets		12.03%		11.84%		11.82%		12.11%		12.27%
Tangible capital ratio		10.00%		9.72%		9.59%		9.58%		9.79%
Risk-based capital ratios:									
Tier I capital		13.96%		14.12%		14.84%		15.15%		15.31%
Total risk-based capital		14.97%		15.11%		15.83%		16.11%		16.25%
Leverage capital		10.47%		10.31%		10.38%		10.52%		10.68%

(a) March 31, 2008 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended								
	March 31 2008		Dec 31 2007		Sept 30 2007		June 30 2007		March 31 2006
Intangibles, net	$	58,065	$	58,238	$	58,328	$	58,504	$	58,681
Intangibles amortization expense		173		177		176		177		176

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

						Quarter Ended				
		March 31 2008		Dec 31 2007		Sept 30 2007		June 30 2007		March 31 2007
Balance at beginning of period	$	17,581	$	16,980	$	16,616	$	16,083	$	15,405
Charge-offs:										
Commercial, financial, and agricultural		406		359		-		120		35
Real estate-mortgage		274		203		240		452		111
Installment loans to individuals		75		108		91		60		84
Overdraft deposit accounts		622		938		1,035		956		860
Total charge-offs		1,377		1,608		1,366		1,588		1,090
Recoveries:										
Commercial, financial, and agricultural		13		23		19		41		148
Real estate-mortgage		27		35		22		15		15
Installment loans to individuals		108		97		89		98		132
Overdraft deposit accounts		615		404		400		367		573
Total recoveries		763		559		530		521		868
Net charge-offs		614		1,049		836		1,067		222
Provision for loan losses		1,600		1,650		1,200		1,600		900
Balance at end of period	$	18,567	$	17,581	$	16,980	$	16,616	$	16,083
Loans outstanding	$	1,704,800	$	1,767,021	$	1,719,776	$	1,730,354	$	1,691,748
Average loans outstanding		1,704,133		1,739,166		1,729,267		1,710,989		1,690,946
Allowance as a percent of loans outstanding		1.09%		1.00%		0.99%		0.96%		0.95%
Allowance as a percent of non-performing loans		113.55%		103.28%		86.47%		145.11%		235.75%
Net charge-offs (annualized) as a percent of average loans outstanding		0.14%		0.24%		0.19%		0.25%		0.05%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.14%		0.12%		0.05%		0.11%		(0.02)%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	March 31 2008		Dec 31 2007		Sept 30 2007		June 30 2007		March 31 2007
Nonaccrual loans	$	15,840	$	16,437	$	18,896	$	11,194	$	6,714
Accruing loans past due 90 days or more		257		390		566		212		108
Previously securitized loans past due 90 days or more		255		198		176		45		-
Total non-performing loans		16,352		17,025		19,638		11,451		6,822
Other real estate owned, excluding property associated with previously securitized loans		4,192		4,163		1,091		624		290
Other real estate owned associated with previously securitized loans		148		-		405		231		252
Other real estate owned		4,340		4,163		1,496		855		542
Total non-performing assets	$	20,692	$	21,188	$	21,134	$	12,306	$	7,364
Non-performing assets as a percent of loans and other real estate owned		1.21%		1.20%		1.23%		0.71%		0.44%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	March 31 2008		Dec 31 2007		Sept 30 2007		June 30 2007		March 31 2007
Residential real estate	$	3,763	$	5,480	$	4,500	$	3,354	$	2,372
Home equity		1,344		2,141		1,075		879		999
Commercial, financial, and agriculture		806		1,506		311		2,248		1,185
Loans to depository institutions		-		-		-		-		-
Installment loans to individuals		360		385		279		370		283
Previously securitized loans		897		1,099		948		799		596
Overdraft deposit accounts		568		612		575		692		500
Total past due loans	$	7,738	$	11,223	$	7,688	$	8,342	$	5,935